UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11h Floor

New York, New York 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

Exhibit Index Appears on Page 11

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77% (1)
14	Type of reporting person (see instructions) PN

(1)

All calculations of percentage ownership herein are based on a total of 75,788,279 shares of Common Stock issued and outstanding as of October 26, 2020, as reported on the Form 10-Q filed with the SEC by the Company on November 2, 2020.

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Cayman GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners III-Flex, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.57%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.57%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III Cayman GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.57%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 3,390,000
	9	Sole dispositive power None
	10	Shared dispositive power 3,390,000

11	Aggregate amount beneficially owned by each reporting person 3,390,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.47%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 7 amends the Schedule 13D filed on October 5, 2020 and amended by Amendment No. 1 to Schedule 13D filed on October 16, 2020, Amendment No. 2 to Schedule 13D filed on October 20, 2020, Amendment No. 3 to Schedule 13D filed on November 4, 2020, Amendment No. 4 to the Schedule 13D filed on November 17, 2020, Amendment No. 5 filed on December 23, 2020 and Amendment No. 6 filed on January 12, 2021 (as amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in Amendment No. 6 to this Schedule 13D filed on January 12, 2021.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 22, 2021, the Company and certain of its subsidiaries (collectively, the “Debtors”) entered into an Equity Backstop Commitment Agreement (the “Equity Backstop Commitment Agreement”) with Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., Oaktree Opportunities Fund XI Holdings (Delaware), L.P., Centerbridge Special Credit Partners III-Flex, L.P., Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital IM, L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Equity Backstop Parties”) pursuant to the PSA, entered into on January 11, 2021, by and among the Company, the Plan Sponsors, Honeywell, the Additional Investors and the Initial Consenting Noteholders.

The Equity Backstop Commitment Agreement governs the obligations of the Debtors and the Equity Backstop Parties in respect of the rights offering through which the Company has agreed to issue shares of Convertible Series A Preferred Stock at a purchase price of $200 million in the aggregate in cash, as contemplated by the PSA (the “Rights Offering”). The Equity Backstop Commitment Agreement contemplates, among other things, that the Equity Backstop Parties will:

•	exercise all subscription rights allocated to them in the Rights Offering to purchase shares of the Convertible Series A Preferred Stock; and

•

purchase, on a pro rata basis (in accordance with the percentages set forth in Annex A of the Equity Backstop Commitment Agreement) all unsubscribed shares of Convertible Series A Preferred Stock which were offered but not subscribed for in the Rights Offering.

The Equity Backstop Commitment Agreement may be terminated upon the occurrence of certain events set forth in the Equity Backstop Commitment Agreement.

The foregoing description of the Equity Backstop Commitment Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Equity Backstop Commitment Agreement, which is filed as Exhibit 10.1 attached to the Company’s Form 8-K, filed on January 25, 2021.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

VIII	Equity Backstop Commitment Agreement, dated January 22, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 25, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2021

CENTERBRIDGE CREDIT PARTNERS
MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner
By:	Centerbridge Credit GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.P.
By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner
By:	Centerbridge Credit GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.
By:	Centerbridge Credit GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP
INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson